

July 16, 2010

Thomas Rickards
Chief Executive Officer
Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, FL 32084

> **Re:** **Energy Telecom, Inc.**
> **Form S-1/A**
> **Filed July 9, 2010**
> **File No. 333-167380**

Dear Mr. Rickards:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated June 29, 2010. Please tell us in your response letter how long Mr. Rickards and Mr. Bickerstaff have held all of the shares that they each own. In addition, please disclose in the Selling Stockholders and Plan of Distribution sections of your prospectus that Mr. Rickards will still be subject to the volume limitations of Rule 144 on sales of common stock and explain what those limitations are.

Prospectus Cover Page

2. Please remove the references to the "Grey Sheets" to avoid the implication that there is an established market by that name. Your description of trading in grey market stocks should provide adequate information about trading in your stock.

3.   Because there is no regular market for your stock, it is not sufficient to state the selling stockholders will sell at market prices. Please disclose a fixed offering price that will apply until such time as your shares are quoted on the OTC Bulletin Board.

Risk Factors, page 2

A manufacturer's inability to produce our goods on time . . ., page 5

4.   We note your response to comment 10 in our letter dated June 29, 2010. Please provide disclosure in your MD&A about your recent purchase order for 1,000 units. This disclosure should address how this new order will impact your results and your financial condition as well as discuss your plans for selling these units. Also revise the disclosure under this heading to discuss the risks associated with this significant increase in manufacturing capacity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Overview, page 11

5.   Please further revise your disclosure to discuss your history of operations in greater detail. In this regard, we note that your response to comment 16 in our letter dated June 29, 2010 provides significantly more detail about your history of operations than is included in the prospectus.

Results of Operations, page 12

6.   Please quantify the various categories of your material expenses in recent periods.

Liquidity and Capital Resources, page 13

7.   Please disclose whether your belief that you will be successful in raising funds through equity financing assumes that your shares will become quoted on the OTC Bulletin Board.

8.   Please provide more insight into your recent equity financings. Discuss how you have been able to consistently identify prospective investors over the last six months. Explain whether similar efforts are ongoing. Disclose the roles of any material advisors or consultants in these financing transactions.

9.   Please disclose whether the anticipated $46,000 in inventory purchases is related to your recently announced order for 1,000 units.

10.   Please reconcile your disclosure here that you will have combined expenditures
        through December 31, 2010 of $186,000 with your disclosure in the risk factor on
        page three stating that you will need $1,000,000 over the next twelve months.
        Explain why your expenses will increase significantly after December 31, 2010.

Business, page 17

Manufacturing Operations, page 22

11.   We note from your response to comment 16 in our letter dated June 29, 2010 that
        your manufacturing partners have not been billing you until the product was ready
        for sale. Disclose these and any other payment arrangements with your
        manufacturing partners. Explain how these arrangements will change now that
        your product is ready for sale.

Employees, page 27

12.   We note that you do not have consulting agreements with any of the consultants
        listed here. Please explain the terms of your relationships with these consultants,
        whether formal or informal.

Selling Stockholders, page 37

13.   Please further revise your disclosure in this section to provide more detail about
        how and when the selling stockholders acquired their shares.

Financial Statements

14.   We note your response to prior comment 31 from our letter dated June 29, 2010.
        Please revise your reported shares and per share data in the financial statements
        and notes thereto to give retroactive effect to the 1:5 reverse stock split
        (implemented as of June 28, 2010) for all periods presented. In this regard, we
        note your statement elsewhere in the document that the financial statements and
        related notes were not adjusted since "they were already issued and available for
        use prior to the reverse stock split." Please note that the exception applies only to
        previously issued financial statements which are incorporated by reference in a
        registration statement. Since your financial statements are contained in the
        registration statement, a retroactive presentation of the reverse stock split is
        required. Please advise or revise.

Note 6 – Promissory Note, pages F-10 and F-22
Note 13 – Contingency, page F-25

15.   We note your response to prior comment 32 from our letter dated June 29, 2010.
        Tell us if you deemed that your liability for the promissory notes was

extinguished as of the date of the transfer. Refer to ASC Topic 405-20-40.
Additionally, tell us

- when the shares to be issued as consideration for the transfer were ultimately issued
- why the shares were not issued on the date of the transfer of the promissory notes to the officer/ director and why you recorded the transaction as a credit to additional paid in capital or a capital contribution
- what agreement, if any, governed the transfer and the terms of the transfer, including the third parties' rights of recourse; your rights of return on shares issued, if you become ultimately responsible for repayment of such notes; and if at inception, the officer/ director intended to make a capital contribution through assumption of the notes without receiving consideration.

Note 7 – Stockholders' Equity
Private Placements, pages F-10 and F-22
Note 13 – Contingency, pages F-13 and F-25

16.   We note your response to prior comment 33 from our letter dated June 29, 2010.
        Tell us the following:

- why it was appropriate to record a $-0- value for the shares issued subject to an anti-dilutive agreement when the fair value of the shares was determinable based on recent equity transactions
- what the fair value was, of the shares issuable under the anti-dilution agreement as of each reporting date and how you concluded that such shares were immaterial to the financial statements.
- Your basis in the accounting literature for concluding that bifurcation of the anti-dilution feature was not required
- What the fair value is, of the shares issuable under the anti-dilution agreement, if any, subsequent to the balance sheet date but before the effectiveness of the registration statement.

Note 14 – Subsequent Events
Shares Issues to SEC Counsel, page F-25

17.   We note your response to prior comment 34 from our letter dated June 29, 2010.
        It appears that a significant portion of the services associated with your issuance
        of shares valued at $123,800 would have been rendered by your SEC counsel
        prior to May 2010. As previously requested, tell us when the related services
        were rendered and additionally, what portion of the stock compensation cost was
        earned as of the most recent interim balance sheet date. Please clarify if the cost

of such stock payment is included in, or is in addition to, legal fees that are disclosed in Part II-Item 13. Revise your disclosures accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-1

18.   We note that several issuances were made for consulting services rendered. Where you do not already do so, describe the nature of the services rendered.

19.   We note that you have identified only certain private placement investors as accredited investors. However, on page II-5 you disclose that all purchasers were accredited investors. Please clarify.

20.   Please provide disclosure with respect to the option grants to Mr. Rickards to Mr. Halpern referenced on pages 30 and 31.

21.   Please file Form Ds for the sales made pursuant to Rule 506 or explain to us why you believe you are not required to file these notices.

22.   We note your response to prior comment 35 from our letter dated June 29, 2010. Please tell us if the provider of the accounting services related to the valuation of your options is deemed an "expert (other than an accountant)" pursuant to Item 509 of Regulation S-K.

Item 16. Exhibits, page II-6

23.   Please file a revised Exhibit 5 legal opinion to reflect that the revised number shares being registered for sale as a result of the recent stock split.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Sharon Virga, Staff Accountant, at (202) 551-3385 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Marc J. Ross, Esq.
James M. Turner, Esq.
Sichenzia Ross Friedman Ference LLP
Via facsimile: (212) 930-9725